

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece


06011772

BY COURIER

No/Date : F/D1-118/14.3.06

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL


SEC MAIL PROCESSING
RECEIVED
MAR 17 2006
WASH, D.C. 203 SECTION

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose An announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure
- An announcement

dw 3/21


ΔΕΗ

PUBLIC POWER CORPORATION

ANNOUNCEMENT

The Supreme administrative court of Bulgaria overturned on Tuesday, March 14, 2006, the decision by the director of the privatization agency to cancel the public tender for the sale of 100 percent of the Bobov Dol power plant, for which PPC has tendered the highest bid.

PPC S.A. welcomes the supreme's court decision and reiterates its commitment towards the prompt and successful completion of the privatization process.

Athens, March 14, 2006



PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER No/Date : F/D1-118/14.3.06

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose An announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer


SEC MAIL
RECEIVED
PROCESSING
MAR 17 2006
WASH. D.C.
203
SECTION

Enclosure
- An announcement



PUBLIC POWER CORPORATION

ANNOUNCEMENT

The Supreme administrative court of Bulgaria overturned on Tuesday, March 14, 2006, the decision by the director of the privatization agency to cancel the public tender for the sale of 100 percent of the Bobov Dol power plant, for which PPC has tendered the highest bid.

PPC S.A. welcomes the supreme's court decision and reiterates its commitment towards the prompt and successful completion of the privatization process.

Athens, March 14, 2006